Sun BioPharma, Inc.

712 Vista Blvd, Suite 305

Waconia, MN 55387

August 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549
Attn: Abby Adams

Re:	Sun BioPharma, Inc. Registration Statement on Form S-1 Filed July 2, 2020 File No. 333-239661

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sun BioPharma, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 5:00 p.m. (EDT) on August 27, 2020, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please direct any questions or comments concerning this request to Joshua L. Colburn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at +1 (612) 766-8946.

Sincerely, SUN BIOPHARMA, INC. /s/ Susan Horvath Susan Horvath Vice President of Finance, Chief Financial Officer, Treasurer and Secretary